NORTHERN DYNASTY ANNOUNCES US$5.0 MILLION BOUGHT DEAL
AND CONCURRENT UP TO US$1.5 MILLION PRIVATE PLACEMENT

June 19, 2019, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that the Company has entered into an agreement dated June 19, 2019 with Cantor Fitzgerald Canada Corporation, as lead underwriter and sole bookrunner on behalf of itself and a syndicate of underwriters (collectively, the “Underwriters”), to purchase, on a bought deal basis, 12,200,000 common shares of the Company (the “Offered Shares”) at the price of US$0.41 per Offered Share (the “Issue Price”) for aggregate gross proceeds of approximately US$5.0 million (the “Offering”).

In addition, Northern Dynasty has agreed to grant to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 1,830,000 Offered Shares at the Issue Price for a period of up to 30 days after the closing of the Offering for potential additional gross proceeds to the Company of up to approximately US$0.75 million.

The Company has agreed to pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Offering. The Company has also agreed to issue to the Underwriters non-transferable common share purchase warrants in an amount equal to 2.0% of the number of Offered Shares sold in the Offering (the “Underwriter Warrants”). Each Underwriter Warrant shall entitle the Underwriters to purchase one common share of the Company at the Issue Price for 12 months from the Closing Date (as defined below).

The Offering is expected to close on or about June 24, 2019 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the NYSE American. Anticipated uses of the proceeds of the Offering are (i) operational expenditures, including engineering, environmental, permitting and evaluation expenses associated with the Pebble Project and advancement of the U.S. Army Corps of Engineers Environmental Impact Statement (“EIS”); (ii) ongoing outreach and engagement with political and regulatory offices in the Alaska state and U.S. federal governments, Alaska Native partners and broader regional and state-wide stakeholder groups; and (iii) general corporate purposes.

The financing will enable the Company to continue the 2019 field program currently being advanced by its 100%-owned US subsidiary Pebble Limited Partnership (“Pebble Partnership”) in Alaska, and other work necessary to support timely completion of the EIS permitting process for the Pebble Project in 2020. Meanwhile, Northern Dynasty remains in discussion with potential partners to secure long-term funding to finalize permitting and initiate project development.

Northern Dynasty is actively exploring long-term project financing options among mining companies and private equity firms and others, utilizing conventional asset level financing, debt, royalty or alternative financing options. Management views the current financing as an interim financing that will allow the Pebble Partnership to continue its objective to secure a positive Record of Decision on the Pebble EIS while Northern Dynasty completes negotiations toward more substantial and long-term financing agreements to provide the additional financing that is required by the end of 2019 to continue these efforts. There can be no assurance that these aforementioned long-term project financing negotiations will be completed on terms that are acceptable to the Company.

The Offering will be made by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s existing Canadian base shelf prospectus (the “Base Shelf Prospectus”) and related U.S. registration statement on Form F-10 (SEC File No. 333-229262) (the “Registration Statement”). The U.S. form of Base Shelf Prospectus is included in the Registration Statement. The Prospectus Supplement has

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been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) will be available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC’s website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

In addition to the Offering, Northern Dynasty is proposing to undertake a non-brokered private placement to investors outside of the United States of up to 3,660,000 common shares of the Company at the Issue Price for gross proceeds to the Company of up to US$1,500,600 (the “Concurrent Private Placement”). No commission or finder’s fee is payable to the Underwriters in connection with the Concurrent Private Placement. Common shares issued pursuant to the Concurrent Private Placement will be subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation. Closing of the Concurrent Private Placement is subject to the approval of the TSX and the NYSE American. Closing of Offering is not conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement is not conditional on the closing of the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned, Alaska-based U.S. subsidiary, the Pebble Partnership, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier Gagnier
Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “plan”, “update” and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering, the amount of funds to be raised, the use of proceeds of the Offering, the anticipated closing date of the Offering, the finalization of the Environmental Impact Study by the U.S. Army Corps of Engineers, the ability of the Company to proceed with permit applications for the development of the Pebble Project, the ability of the Company to obtain the necessary federal and state permits for the development of the Pebble Project and the ability of the Company to secure the required Canadian and US regulatory and stock exchange acceptances for the Offering. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.